P.E. 2/1/02

02012919

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2002

Harmony Gold Mining Company Limited

PO Box 2
Randfontein, 1760
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _X_

W

Harmony Gold Mining Co. Ltd.
NEWS RELEASE

HARMONY SUCCESSFULLY DELIVERS EMPOWERMENT IN GOLD INDUSTRY

Johannesburg, 4 February - Harmony, Simane and the IDC are pleased to announce the successful finalisation of the share subscription and funding arrangements by Simane and the IDC in the ordinary shares of Harmony.

Harmony shareholders agreed, in a general meeting in May 2001, to issue 10,9 million Harmony ordinary shares to the IDC and Simane, and a black economic empowerment company. The IDC subscribed for 10,7 million ordinary shares on behalf of Simane and Simane themselves subscribed for 0,2 million ordinary shares. In addition, the IDC, on behalf of Simane, subscribed for 10,9 million redeemable convertible preference shares, each such share granting the company the right to subscribe for a Harmony ordinary share at R41,50.

The IDC has exercised its right to convert the preference shares into ordinary shares and has placed these ordinary shares in the market from 16 January 2002 to 4 February 2002, realising an average price of R85,46 per ordinary share. This has enabled the IDC to realise its expected return and in terms of the subscription agreements between Harmony, the IDC and Simane, the 10,7 million ordinary shares which were warehoused by the IDC will now be transferred to Simane.

Simane now hold 10,9 million shares in Harmony, representing 6,8 per cent of Harmony's issued ordinary share capital, making it the company's largest shareholder.

For immediate release
Monday 4 February 2002

For further details contact:

Bernard Swanepoel
on +27(0) 83 303 9922
or
Ferdi Dippenaar
on +27(0) 82 807 3684

Issued by Harmony Gold Mining Company Limited

Contact
Corné Bobbert
Tel +27(11) 411 2036
Fax +27(11) 411 2169
Mobile +27(0) 83 380 6614

e-mail
cbobbert@harmony.co.za

Web Site
www.harmony.co.za

Bernard Swanepoel, chief executive officer of Harmony, said that at the time of entering into the transaction, it was foreseen that the IDC funding would be repaid, but that none of the parties had foreseen repayment in such a short time. "We are very pleased to have our empowerment partner now as a debt free shareholder and we are looking forward to a long relationship with Simane", Swanepoel said. He added that the recent appointment of Ms A Mokhobo, the chairman of Simane, to the Harmony board would serve to strengthen this relationship.

Ms Mokhobo said that they are grateful to the IDC for providing the warehousing facility. Simane's aim is to concentrate on beneficiation and poverty alleviation projects in the Free State, and with an ungeared balance sheet of in excess of R1,0 billion and dividend income on the Harmony shareholding, this could now become a reality. However in terms of the subscription agreements, the Simane shareholding may not be sold for a period of approximately 18 months.

Muvhango Netshitangani, head of entrepreneurial mining and beneficiation of the IDC, said that this transaction was an example of a truly successful empowerment initiative, with benefits for all parties concerned. "With the wealth of expertise employed in this transaction, and based on Harmony's track record of delivering value, we were never in doubt that this would be a success. We are pleased to have participated in one of the biggest empowerment deals in the IDC's history," Netshitangani said.

Ends

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 4, 2002

Harmony Gold Mining Company Limited

By: ______________________

Name: Fred Baker

Title: Company Secretary